FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 August 2010

HANG SENG BANK LIMITED
2010 INTERIM RESULTS - HIGHLIGHTS

•    Attributable profit up 8.4 per cent to HK$6,964 million (HK$6,426 million for the first half of 2009; up 3.8 per cent compared with HK$6,712 million for the second half of 2009).

•    Profit before tax up 6.6 per cent to HK$8,103 million (HK$7,599 million for the first half of 2009; up 3.9 per cent compared with HK$7,801 million for the second half of 2009).

•    Operating profit up 0.1 per cent to HK$6,697 million (HK$6,687 million for the first half of 2009; up 2.6 per cent compared with HK$6,527 million for the second half of 2009).

•    Operating profit excluding loan impairment charges and other credit risk provisions down 6.3 per cent to HK$6,850 million (HK$7,308 million for the first half of 2009; up 2.0 per cent compared with HK$6,718 million for the second half of 2009).

•    Return on average shareholders' funds of 22.8 per cent (23.5 per cent for the first half of 2009; 22.4 per cent for the second half of 2009).

•    Earnings per share up 8.3 per cent to HK$3.64 per share (HK$3.36 per share for the first half of 2009).

•    Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2010 (HK$2.20 per share for the first half of 2009).

•    Capital adequacy ratio of 12.9 per cent (16.3 per cent at 31 December 2009); core capital ratio of 11.1 per cent (12.6 per cent at 31 December 2009).

•    Cost efficiency ratio of 33.8 per cent (30.9 per cent for the first half of 2009 and 34.4 per cent for the second half of 2009).

   Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Hang Seng Bank Limited	Contents
__________________________________________________________________________________________

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the six months ended 30 June 2010.

1	Highlights of Results
2	Contents
4	Chairman's Comment
6	Chief Executive's Review
10	Results Summary
14	Customer Group Performance
21	Mainland Business
22	Consolidated Income Statement
23	Consolidated Statement of Comprehensive Income
24	Consolidated Statement of Financial Position
25	Consolidated Statement of Changes in Equity
27	Consolidated Cash Flow Statement
28	Financial Review
	28	Net interest income
	30	Net fee income
	31	Trading income
	32	Net income/(loss) from financial instruments designated at fair value
	32	Other operating income
	33	Analysis of income from wealth management business
	35	Loan impairment charges and other credit risk provisions
	36	Operating expenses
	37	Gains less losses from financial investments and fixed assets
	38	Tax expense
	39	Earnings per share
	39	Dividends per share
	39	Segmental analysis
	42	Cash and balances with banks and other financial institutions
	42	Placings with and advances to banks and other financial institutions
	43	Trading assets
	44	Financial assets designated at fair value
	45	Advances to customers
	46	Loan impairment allowances against advances to customers
	47	Impaired advances and allowances
	48	Overdue advances
	49	Rescheduled advances
	49	Segmental analysis of advances to customers by geographical area
	50	Gross advances to customers by industry sector
	52	Financial investments
	54	Investments in associates
	54	Intangible assets
	54	Other assets
	55	Current, savings and other deposit accounts
	55	Certificates of deposit and other debt securities in issue
	56	Trading liabilities
	56	Other liabilities
	57	Subordinated liabilities
	58	Shareholders' funds
	59	Capital resources management
	60	Liquidity ratio
	61	Reconciliation of cash flow statement
	62	Contingent liabilities, commitments and derivatives
	66	Statutory accounts and accounting policies
	66	Comparative figures
	67	Property revaluation
	67	Foreign currency positions
	69	Ultimate holding company
	69	Register of shareholders
	69	Proposed timetable for the remaining 2010 quarterly dividends
	69	Code on corporate governance practices
	70	Board of Directors
	70	News release

Comment by Raymond Ch'ien, Chairman

Our efforts to position Hang Seng for long-term growth yielded encouraging results in the first half of 2010. Our trusted brand and comprehensive portfolio of products and services helped us expand our customer base in both Hong Kong and mainland China and increase our income from core customer groups despite competitive operating conditions.

We recorded strong growth in fee income, although the persistence of low interest rates continued to constrain interest-based revenues, particularly under Treasury.

We enhanced our position as a leader in wealth management by using our excellent time-to-market capabilities to capture the shift in investor preference and by extending our range of corporate wealth management products.

As economic conditions improved, we leveraged our strong balance sheet to grow lending to both personal and business customers.

Our initiatives to improve service delivery and access for SMEs, together with our active participation in Hong Kong government-organised lending schemes, helped reinforce our reputation as a trusted banking partner for local industry. Close collaboration between our Commercial Banking teams in Hong Kong and on the Mainland and the expansion of our renminbi services are helping us win a greater share of cross-border business.

We strengthened our platform for future growth on the Mainland. We expanded our network of outlets and the deposit base and deepened local strategic alliances. We took up our full entitlement under a rights share issue by our Mainland partner, Industrial Bank Co., Ltd. ('Industrial Bank').

Financial Performance

Profit attributable to shareholders rose to HK$6,964 million - up 8.4 per cent and 3.8 per cent compared with the first and second halves of last year respectively. Earnings per share rose by 8.3 per cent compared with a year earlier to reach HK$3.64.

Profit before tax increased to HK$8,103 million - up 6.6 per cent and 3.9 per cent compared with the first and second halves of 2009 respectively.

Operating profit excluding loan impairment charges and other credit risk provisions fell by HK$458 million, or 6.3 per cent, to HK$6,850 million compared with the first half of 2009, due mainly to the 7.7 per cent drop in net interest income. Compared with the second half of 2009, operating profit excluding loan impairment charges and other credit risk provisions was up 2.0 per cent.

Operating profit increased by 0.1 per cent compared with the first half of last year and 2.6 per cent compared with the second half to reach HK$6,697 million, reflecting improved economic conditions and effective credit risk management.

Increases in performance-related pay, marketing to support growth and investment in our Mainland operations resulted in a HK$236 million, or 7.2 per cent, rise in operating expenses to HK$3,504 million. Excluding our Mainland business, operating costs were up 6.1 per cent.

Our cost efficiency ratio was 33.8 per cent - compared with 30.9 per cent in the first half of 2009 and 34.4 per cent in the second half.

Return on average shareholders' funds was 22.8 per cent, compared with 23.5 per cent and 22.4 per cent for the first and second halves of 2009. Return on average total assets was 1.7 per cent - the same as the first half of last year and up 0.1 percentage point on the second half.

At 30 June 2010, our capital adequacy ratio was 12.9 per cent, compared with 16.3 per cent at the end of 2009. This decline was due mainly to our participation in Industrial Bank's rights issue, the repayment of HK$2.5 billion in subordinated debt and the rise in risk-weighted assets. Our core capital ratio was 11.1 per cent, down 1.5 percentage points compared with last year-end.

The Directors have declared a second interim dividend of HK$1.10 per share, payable on 1 September 2010. This brings the total distribution for the first half of 2010 to HK$2.20 per share, the same as in the first half of 2009.

Outlook

The global economy has rebounded from the international financial crisis on the back of large-scale fiscal and monetary stimulus. However, this recovery has been uneven, with solid improvements in key emerging economies but slower progress in many advanced economies.

The rebound supported an upswing in exports and GDP growth in both Hong Kong and the Mainland during the first half of 2010. Looking ahead, overseas trade activity will likely grow at a more modest pacein the second half of the year as governments around the world begin to rein in their stimulus programmes. Officials in several major export markets have announced plans to cut spending and implement tax hikes in a bid to restore fiscal discipline and tackle serious challenges such as high levels of sovereign debt.

On the Mainland, the domestic sector will remain strong. The authorities are taking steps to curb escalating property prices, but steady income growth and government measures to support private consumption will continue to drive demand. In Hong Kong, improving labour market conditions and rising consumer confidence should help underpin domestic-led growth.

Against this backdrop, we will continue to leverage our competitive strengths - including our widely respected brand, strong customer relationships and excellent market knowledge - to enhance our leading position in target areas and capitalise on emerging opportunities to achieve long-term growth for shareholders.

Review by Margaret Leung, Vice-Chairman and Chief Executive

Competition intensified in the first half of 2010 as banks sought to capitalise on increased trade flows and an upswing in investment sentiment. Hang Seng's leading market position and fast response to the changing needs of customers proved to be powerful tools in capturing business. We achieved growth in our customer base and income in key segments and we further aligned our operations to support the continued expansion of core revenue drivers.

In the low interest rate environment, we took successful steps to further diversify our revenue base - leveraging our strong wealth management capabilities and comprehensive range of cross-border services for commercial customers to increase fee-based income. With excellent growth in investment fund sales revenue, we consolidated our position as a leading fund distributor in Hong Kong.

We used our balance sheet strength and good credit risk management to expand lending, gaining market share in the competitive credit card sector. Increases in net interest income from advances and returns on the life insurance investment funds portfolio partly offset the declines in contributions from Treasury's balance sheet management portfolio and deposits.

We expanded renminbi services for commercial customers and became the first bank in Hong Kong to establish a renminbi prime rate, underscoring our position as a market leader for cross-border commercial banking and our active support for Hong Kong's development as the centre for offshore renminbi financial services.

In Personal e-Banking, we passed the milestone of one million registered customers and we became one of the first banks in Hong Kong to launch an iPhone application for on-the-go investment services.

Customer Groups

Personal Financial Services achieved a 13.6 per cent increase in profit before tax to HK$3,937 million. Operating profit excluding loan impairment charges grew by 10.2 per cent to HK$3,945 million. Operating profit was up 16.3 per cent at HK$3,843 million.

With narrow spreads on mortgage loans and deposits, we redeployed the commercial surplus to expand secured and unsecured lending. Along with improved returns on the life insurance investment funds portfolio, this supported the 4.5 per cent increase in net interest income to HK$4,194 million.

Wealth management business was a core driver of growth, with income up 14.6 per cent at HK$2,495 million. Investment income increased by 20.7 per cent. We took steps to capitalise on improved investor confidence - including launching the Hang Seng China A-Share Focus Fund. We achieved a 28-month high in investment fund sales in March and investment fund subscriptions increased five-fold during the first half of 2010 compared with the same period last year. Enhancements to investment service delivery channels contributed to the increases in turnover and the number of accounts for foreign exchange and gold margin trading.

Life insurance income grew by 9.5 per cent, with an 8.7 per cent rise in total policies in force and a 13.7 per cent increase in total annualised life insurance premiums.

Our strong portfolio of mortgage services supported year-on-year growth of 92.3 per cent in residential mortgage drawdowns. We ranked first for equitable mortgages and second for new mortgage registrations in the second quarter of this year.

A series of effective card utilisation campaigns drove increases in credit card spending, receivables and the card base of 17.8 per cent, 11.8 per cent and 6.1 per cent respectively. We maintained our position as Hong Kong's second-largest issuer of credit cards, with over 1.9 million cards in circulation.

Year-on-year, total operating income from secured and unsecured lending was up 28.1 per cent and 16.5 per cent respectively.

In February, we were named 'Best Local Private Bank in Hong Kong' in Euromoney's peer-nominated Private Banking Survey 2010.

Commercial Banking recorded a 65.1 per cent increase in profit before tax to HK$1,783 million. Operating profit excluding loan impairment charges rose by 31.1 per cent to HK$1,247 million, reflecting broad-based income growth. Operating profit was up 74 per cent at HK$1,197 million, with improvements in the economic environment and good credit risk management resulting in an 81.0 per cent decline in loan impairment charges.

Net interest income rose by 20 per cent to HK$1,184 million. We capitalised on the upswing in economic activity during the first half of 2010 to grow lending by 60.9 per cent, supporting an increase in net interest income from advances. Customer deposits rose by 23.9 per cent, but narrowing deposit spreads resulted in a drop in net interest income from deposits.

Non-interest income was up 22.0 per cent at HK$850 million. Net fee income grew by 23.9 per cent to HK$649 million, driven mainly by sales of investment and treasury products and a 19.2 per cent increase in trade finance and factoring fee revenue.

The strength of our cross-border proposition was an important competitive advantage in growing our Commercial Banking business. A comprehensive range of new renminbi services, closer cooperation between Commercial Banking teams in Hong Kong and on the Mainland, and an expanding network of strategic mainland partners enhanced our service capabilities and coverage.

At 30 June 2010, we had over 4,000 cross-border renminbi trade settlement accounts and had facilitated more than RMB4.2 billion in renminbi cross-border trade business.

We further developed our corporate wealth management business, offering investment products in line with risk appetite and liquidity needs as well as a broad range of business insurance coverage. Corporate wealth management revenue grew by 37.1 per cent, increasing its contribution to Commercial Banking's total operating income to 15.1 per cent - up from 13.2 per cent in 2009.

We improved service access and banking convenience for SME customers by remodelling our Business Banking Centres, extending transaction cut-off times and expanding our Business e-Banking platform. As at 30 June 2010, we had approved about 6,000 loan applications totalling more than HK$16.3 billion under Hong Kong government-initiated SME lending schemes.

Corporate Banking's profit before tax rose by 24.7 per cent to HK$560 million. Operating profit excluding loan impairment charges was up 7.5 per cent at HK$556 million, due largely to the 9.9 per cent increase in net interest income. Operating profit grew by 27.6 per cent to HK$555 million, reflecting a 98.8 per cent reduction in loan impairment charges.

Assisted by our cross-border services, good industry knowledge and long-term customer relationships, we provided facilities to high-quality borrowers in a competitive environment for lenders, with notable progress in loans to large Mainland enterprises with operations in Hong Kong.

Lending to corporate customers grew by 14.2 per cent compared with a year earlier. Customer deposits rose by 61.1 per cent.

Treasury recorded profit before tax of HK$1,430 million - down 29.1 per cent due mainly to the 55.0 per cent fall in net interest income. Operating profit excluding credit risk provisions declined by 48.6 per cent to HK$927 million.

Low interest rates and ample market liquidity limited good investment opportunities under the balance sheet management portfolio. We maintained our prudent risk management approach while taking steps to defend the interest margin. We capitalised on market opportunities to dispose of selected instruments and invest in high-quality assets.

Initiatives with other customer groups to cross-sell Treasury products saw a more than tripling of income from foreign exchange options and other structured products.

Mainland Business

Hang Seng Bank (China) Limited ('Hang Seng China') opened two cross-location sub-branches under CEPA VI in the first half of 2010, bringing its total number of outlets to 38 across 13 cities.

We enhanced our Commercial Banking capabilities and wealth management offerings and leveraged new and existing strategic alliances. This supported good growth in both the personal and commercial customer bases - which increased by 9 per cent and 11 per cent respectively compared with a year earlier.

Customer deposits were up 24.6 per cent on last year-end and 67.4 per cent year on year - improving balance sheet strength. We expanded lending while continuing to emphasise credit quality over loan portfolio size. Advances to customers increased by 13.2 per cent compared with 31 December 2009 and 36.8 per cent compared with 30 June 2009.

Hang Seng China's profit before tax recorded encouraging year-on-year growth, with the 16.4 per cent rise in total operating income and a decline in loan impairment charges slightly offset by increased investment in future business expansion.

Collaboration with strategic partners, Industrial Bank and Yantai Bank Co., Ltd ('Yantai Bank'), continued to provide business synergy and extend our reach in regions with good economic growth potential.

Looking Ahead

Improvements in business and investment sentiment on the back of the economic upturn generated new opportunities for business during the first half of 2010.

However, the recovery remains fragile - particularly in major advanced economies that provide key export markets for Asia - making the outlook uncertain for Hong Kong's externally orientated economy for the rest of the year. A slowdown in external demand will also affect the Mainland, although robust domestic consumption should help underpin growth, albeit at a more moderate pace than in the first half of the year.

In an uncertain economic environment, we will continue to focus on providing excellent service to meet the changing needs of our diverse range of customers.

Our time-to-market strengths, comprehensive range of products and extensive distribution network - including mobile and online channels - will support the growth of our wealth management business and drive new customer acquisitions. We will continue to enhance our services in support of key personal customer segments, focusing particularly on Prestige Banking and young people.

We will further leverage our strong financial fundamentals to expand secured and unsecured lending while staying vigilant in managing credit risk.

Cross-border collaboration will remain central to our strategy to establishing Hang Seng as a leading provider of Greater China Commercial Banking services. We will continue to strengthen our product and service suite to provide comprehensive financial solutions for companies with operations in Hong Kong and on the Mainland. We have enhanced our corporate e-banking platforms to support renminbi account enquiries and transaction instructions and we will capitalise on the recent expansion of the renminbi cross-border trade settlement scheme.

Treasury will continue to work closely with other customer groups to support the growth of non-interest based business and explore new opportunities created by the enlarged scope of offshore renminbi financial services.

On the Mainland, we will deepen cooperation with existing strategic partners and build new alliances to enhance service delivery, expand product offerings and generate more cross-referral business. Along with brand-building initiatives, this will underpin growth in the customer and deposit bases. In May, we underlined our long-term commitment to this important market with a RMB510 million agreement to purchase a Mainland headquarters premises in Shanghai.

We will continue to make good use of our competitive strengths to further develop our core business drivers, reinforce our leadership in key lines, and tap new markets and customer segments in support of long-term growth and increasing value for shareholders.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an unaudited profit attributable to shareholders of HK$6,964 million for the first half of 2010, up 8.4 per cent compared with the first half of 2009. Earnings per share were up 8.3 per cent at HK$3.64. Compared with the second half of 2009, attributable profit rose by 3.8 per cent.

- Operating profit excluding loan impairment charges and other credit risk provisions fell by HK$458 million, or 6.3 per cent, to HK$6,850 million. In the low interest rate environment, net interest income was adversely affected by the continuing compression of deposit spreads and the re-pricing of assets at lower rates. Non-interest income registered encouraging growth as Asian economies strengthened and demand for wealth management products in Hong Kong and mainland China increased. While continuing to carefully manage costs, the group made further investments in its business to drive income growth momentum - resulting in a 7.2 per cent increase in operating expenses compared with the same period last year.

- Net interest income dropped by HK$562 million, or 7.7 per cent, despite the 7.8 per cent increase in average interest-earning assets. The group achieved good growth in its loan portfolios and lending spreads improved. However, with the persistence of low interest rates, deposit spreads remained constrained and contribution from net free funds fell. Re-pricing of assets at lower rates also had an adverse effect. Net interest margin for the first half of 2010 was 1.77 per cent - down 29 basis points compared with the same period last year. Net interest spread dropped by 27 basis points to 1.72 per cent and the contribution from net free funds declined by 2 basis points to 0.05 per cent. Compared with the second half of 2009, net interest income remained broadly at the same level, reflecting the bank's efforts to support its net interest income base through the expansion of lending.

- Net fees and commissions grew across most core business lines and increased by HK$443 million, or 23.0 per cent, to HK$2,369 million. Despite tightened regulatory requirements in Hong Kong, the group's quick response to improved investment sentiment saw income from sales of retail investment funds increase by 117.3 per cent. This achievement was facilitated by the launch of the Hang Seng China A-Share Focus Fund in March 2010 as part of efforts to offer a wide spectrum of funds from both Hang Seng Investment Management and third-party providers. Private banking continued to expand its product range and grew its service fee income by 37.0 per cent, reflecting increased client appetite for trading and investment in structured products. The group enhanced its comprehensive range of health and wealth insurance solutions for all life stages, underpinning a 35.0 per cent increase in insurance agency fee income. The credit card business continued to gain market share in terms of cards in issue, spending and receivables, and achieved strong fee income growth of 12.6 per cent. Benefiting from the rebound of the export market and recovering global demand, income from trade financing and remittance services recorded double-digit growth of 18.5 and 20.8 per cent respectively. There were also increases in fee income from account services and credit facilities as the bank continued to grow affluent personal banking, which increased the customer base and lending opportunities. With the bank registering lower stock market trading turnover and keen price competition, income generated from stockbroking and related services fell by 2.3 per cent.

- Trading income was down HK$145 million, or 14.0 per cent, at HK$890 million. Foreign exchange income declined by HK$50 million, or 5.4 per cent, due primarily to the decrease in trading net interest income from funding swaps, although this was partly offset by modest growth in foreign exchange-linked structured products income. Securities, derivatives and other trading income fell by HK$95 million, or 90.5 per cent.

- Income from insurance business (included under 'net interest income', 'net fee income', 'net income from financial instruments designated at fair value', 'net earned insurance premiums', and 'movement in present value of in-force insurance business' within 'other operating income', and after deducting 'net insurance claims incurred and movement in policyholders' liabilities) grew by HK$119 million, or 9.5 per cent, to HK$1,370 million. The bank continued to enhance its strong position in providing retirement savings products to customers. Net interest income and fee income from life insurance business grew by 20.1 per cent, attributable mainly to the increase in the size of the life insurance funds investment portfolio, with bond investments the major underlying assets. Investment returns on life insurance funds improved from a loss of HK$133 million in the first half of 2009 to a gain of HK$97 million in the first half of 2010. New annualised life insurance premiums grew modestly compared with same period last year. Movement in present value of in-force insurance business ('PVIF') increased, due mainly to the growth in volume and profitability of new business written in the first half of 2010 as well as increases in natural premiums paid up and maturing policies, which had little impact on PVIF movement in the first half of 2010 but contributed to higher profit release in 2009.

- Net operating income before loan impairment charges and other credit risk provisions decreased by HK$222 million, or 2.1 per cent, to HK$10,354 million.

- Operating expenses rose by HK$236 million, or 7.2 per cent, compared with the first half of 2009. The group invested in its business to better capture new opportunities arising from the economic recovery and improve its income streams, while continuing to carefully manage costs. Excluding mainland business, operating expenses rose by 6.1 per cent, attributable largely to higher performance-related pay expenses, marketing expenditure and processing recharges. Mainland-related operating expenses increased by 15.3 per cent, reflecting the expansion of the bank's wholly owned mainland banking subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China') , from 36 to 38 outlets as well as an increase in headcount.

- Operating profit grew by HK$10 million, or 0.1 per cent, to HK$6,697 million, after accounting for the HK$468 million improvement in loan impairment charges and other credit risk provisions. Compared with the second half of 2009, operating profit was up HK$170 million, or 2.6 per cent.

- Profit before tax increased by 6.6 per cent to HK$8,103 million after taking the following items into account:

•    a 25.5 per cent (or HK$14 million) rise in gains less losses from financial investments and fixed assets;

•    a 62.8 per cent (or HK$59 million) increase in net surplus on property revaluation; and

•    a 55.2 per cent (or HK$421 million) increase in share of profits from associates, mainly Industrial Bank Co., Ltd. and a property investment company.

Consolidated financial positions and key ratios

Total assetsincreased by HK$40.4 billion, or 4.9 per cent, to HK$871.1 billion. Customer advances rose by 14.4 per cent with encouraging growth in corporate and retail lending, mainland loans and trade finance. Benefiting from the robust property market, the bank achieved strong growth in residential mortgages in intensely competitive operating conditions - sustaining a leading position and gaining market share. Customer deposits rose by HK$8.6 billion, or 1.3 per cent, to HK$672.2 billion, with improved investor sentiment tempered by continuing caution in identifying investment opportunities. At 30 June 2010, the advances-to-deposits ratio was 58.6 per cent, compared with 51.9 per cent at the end of December 2009. Treasury continued to take a prudent approach in managing its balance sheet management investments. Surplus funds were redeployed to interbank placements and available-for-sale debt securities to attain yield enhancement in the more stable financial markets. As a result, financial investments rose by 2.4 per cent - primarily in high-quality debt securities, including government-guaranteed debt securities.

At 30 June 2010, shareholders' funds (excluding proposed dividends) were HK$62,117 million, an increase of HK$3,602 million, or 6.2 per cent. Retained profits rose by HK$2,722 million, due mainly to the growth in attributable profit (excluding first and second interim dividends) for the first half of 2010. The available-for-sale investments reserve recorded a surplus of HK$48 million, compared with a deficit of HK$257 million at last year-end, reflecting the narrowing of credit spreads as a result of the stabilisation in credit markets.

The return on average total assets was 1.7 per cent, compared with 1.7 per cent and 1.6 per cent for the first and second halves of 2009 respectively. The return on average shareholders' funds was 22.8 per cent (23.5 per cent in the first half of 2009 and 22.4 per cent in the second half of 2009).

At 30 June 2010, the capital adequacy ratio was 12.9 per cent, down from 16.3 per cent at the end of last year. The core capital ratio was 11.1 per cent, down from 12.6 per cent. The ratios were calculated in accordance with the advanced internal ratings-based approach under the Banking (Capital) Rules issued by the Hong Kong Monetary Authority for the implementation of Basel II. The declines in both the capital adequacy and core capital ratios largely reflect the net effect of the increase in deduction on the capital base as a result of the group's participation in Industrial Bank's rights issue in the first half of 2010, the repayment of HK$2.5 billion in subordinated debt in June 2010, the increase in risk-weighted assets and profit growth after accounting for dividends in the first half of the year.

The bank maintained a strong liquidity position. The average liquidity ratio for the first half of 2010 was 42.0 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 47.5 per cent for the first half of 2009.

The cost efficiency ratio for the first half of 2010 was 33.8 per cent, compared with 30.9 per cent and 34.4 per cent for the first and second halves of 2009 respectively.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 1 September 2010 to shareholders on the register of shareholders as of 17 August 2010. Together with the first interim dividend, the total distribution for the first half of 2010 will amount to HK$2.20 per share, the same as in the first half of 2009.

Customer group performance

	Personal					Total	Inter-
	Financial	Commercial	Corporate			reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
30 June 2010

Net interest income	4,194	1,184	641	609	85	6,713	__	6,713
Net fee income/(expense)	1,585	649	90	(12)	57	2,369	__	2,369
Trading income/(loss)	249	145	4	506	(14)	890	__	890
Net income/(loss) from financial
instruments designated at fair
value	148	__	__	(2)	(14)	132	__	132
Dividend income	__	__	__	__	4	4	__	4
Net earned insurance premiums	6,232	126	1	__	__	6,359	__	6,359
Other operating income/(loss)	541	9	__	(1)	313	862	(226)	636
Total operating income	12,949	2,113	736	1,100	431	17,329	(226)	17,103
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,670)	(79)	__	__	__	(6,749)	__	(6,749)
Net operating income before
loan impairment charges
and other credit risk
provisions	6,279	2,034	736	1,100	431	10,580	(226)	10,354
Loan impairment charges
and other credit risk provisions	(102)	(50)	(1)	__	__	(153)	__	(153)
Net operating income	6,177	1,984	735	1,100	431	10,427	(226)	10,201
Total operating expensesW	(2,334)	(787)	(180)	(173)	(256)	(3,730)	226	(3,504)
Operating profit	3,843	1,197	555	927	175	6,697	__	6,697
Gains less losses from financial
investments and fixed assets	__	__	5	62	2	69	__	69
Net surplus on property
revaluation	__	__	__	__	153	153	__	153
Share of profits from associates	94	586	__	441	63	1,184	__	1,184
Profit before tax	3,937	1,783	560	1,430	393	8,103	__	8,103
Share of profit before tax	48.6%	22.0%	6.9%	17.6%	4.9%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,945	1,247	556	927	175	6,850	__	6,850

W Depreciation/amortisation
included in total operating
expenses	(88)	(16)	(3)	(2)	(246)	(355)	__	(355)

At 30 June 2010

Total assets	244,132	128,459	115,306	348,071	35,119	871,087	__	871,087
Total liabilities	546,668	132,261	54,456	37,866	35,616	806,867	__	806,867
Investments in associates	1,049	5,913	__	4,466	2,413	13,841	__	13,841

	Personal					Total	Inter-
	Financial	Commercial	Corporate			reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
30 June 2009 (restated)

Net interest income	4,015	987	583	1,353	337	7,275	__	7,275
Net fee income/(expense)	1,294	524	79	(19)	48	1,926	__	1,926
Trading income/(loss)	317	115	10	616	(23)	1,035	__	1,035
Net loss from financial
instruments designated at fair
value	(170)	__	__	(9)	(16)	(195)	__	(195)
Dividend income	1	__	__	__	4	5	__	5
Net earned insurance premiums	6,549	108	1	__	__	6,658	__	6,658
Other operating income	264	15	1	__	307	587	(237)	350
Total operating income	12,270	1,749	674	1,941	657	17,291	(237)	17,054
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,413)	(65)	__	__	__	(6,478)	__	(6,478)
Net operating income before
loan impairment charges
and other credit risk
provisions	5,857	1,684	674	1,941	657	10,813	(237)	10,576
Loan impairment charges
and other credit risk provisions	(274)	(263)	(82)	(2)	__	(621)	__	(621)
Net operating income	5,583	1,421	592	1,939	657	10,192	(237)	9,955
Total operating expenses W	(2,278)	(733)	(157)	(137)	(200)	(3,505)	237	(3,268)
Operating profit	3,305	688	435	1,802	457	6,687	__	6,687
Gains less losses from financial
investments and fixed assets	96	53	14	(95)	(13)	55	__	55
Net surplus on property
revaluation	__	__	__	__	94	94	__	94
Share of profits from associates	66	339	__	310	48	763	__	763
Profit before tax	3,467	1,080	449	2,017	586	7,599	__	7,599
Share of profit before tax	45.6%	14.2%	5.9%	26.6%	7.7%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,579	951	517	1,804	457	7,308	__	7,308

W Depreciation/amortisation
included in total operating
expenses	(82)	(15)	(4)	(2)	(223)	(326)	__	(326)

At 30 June 2009

Total assets	218,251	84,180	90,115	366,245	35,604	794,395	__	794,395
Total liabilities	542,284	106,419	32,593	27,141	29,128	737,565	__	737,565
Investments in associates	683	3,608	__	2,666	2,372	9,329	__	9,329

	Personal					Total	Inter-
	Financial	Commercial	Corporate			reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
31 December 2009 (restated)

Net interest income	4,180	1,024	575	809	160	6,748	__	6,748
Net fee income/(expense)	1,706	590	66	(16)	49	2,395	__	2,395
Trading income/(loss)	345	130	(2)	438	(23)	888	__	888
Net income/(loss) from financial
instruments designated at fair
value	116	__	__	14	(10)	120	__	120
Dividend income	1	6	__	__	4	11	__	11
Net earned insurance premiums	4,744	117	__	__	__	4,861	__	4,861
Other operating income	634	14	__	__	325	973	(234)	739
Total operating income	11,726	1,881	639	1,245	505	15,996	(234)	15,762
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,455)	(69)	(2)	__	__	(5,526)	__	(5,526)
Net operating income before
loan impairment (charges)/
releases and
other credit risk provisions	6,271	1,812	637	1,245	505	10,470	(234)	10,236
Loan impairment (charges)/
releases and
other credit risk provisions	(180)	(15)	4	__	__	(191)	__	(191)
Net operating income	6,091	1,797	641	1,245	505	10,279	(234)	10,045
Total operating expenses W	(2,393)	(774)	(175)	(131)	(279)	(3,752)	234	(3,518)
Operating profit	3,698	1,023	466	1,114	226	6,527	__	6,527
Gains less losses from financial
investments and fixed assets	__	__	__	(57)	188	131	__	131
Net surplus on property
revaluation	__	__	__	__	158	158	__	158
Share of profits from associates	93	534	__	319	39	985	__	985
Profit before tax	3,791	1,557	466	1,376	611	7,801	__	7,801
Share of profit before tax	48.6%	20.0%	6.0%	17.6%	7.8%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,878	1,038	462	1,114	226	6,718	__	6,718

W Depreciation/amortisation
included in total operating
expenses	(91)	(16)	(3)	(2)	(237)	(349)	__	(349)

At 31 December 2009

Total assets	234,723	96,490	88,135	377,561	33,759	830,668	__	830,668
Total liabilities	554,357	123,996	37,477	21,503	31,187	768,520	__	768,520
Investments in associates	847	4,284	__	2,707	2,388	10,226	__	10,226

Personal Financial Services ('PFS') reported a profit before tax of HK$3,937 million, representing growth of 13.6 per cent compared with the same period last year. Operating profit excluding loan impairment charges was up 10.2 per cent at HK$3,945 million. Investment and insurance were the key growth drivers as market sentiment improved during the first half of the year.

Despite narrowing spreads on deposits and mortgage loans in the low interest rate environment, net interest income grew to HK$4,194 million - up 4.5 per cent compared with the first half of last year - attributable to the successful deployment of the commercial surplus to achieve growth in secured and unsecured lending portfolios.

Riding on the buoyant property market, the bank's residential mortgage business achieved good growth and maintained a leading market position. Despite strong competition among lenders, income from secured lending and residential mortgage drawdowns grew by 28.1 per cent and 92.3 per cent respectively compared with the first half of last year. Hang Seng ranked first for equitable mortgages and second for new mortgage registrations in the second quarter of this year, with a market share of 21.6 per cent and 15.8 per cent respectively in June 2010.

Total operating income from unsecured lending was up 16.5 per cent year-on-year. Supported by effective marketing campaigns, the credit card business registered impressive growth and gained market share. The card base grew by 6.1 per cent to exceed 1.9 million, helping the bank maintain its number two position for the credit card business in Hong Kong in terms of cards in issue. Card receivables rose by 11.8 per cent to HK$14.3 billion. The bank outperformed its peers for card spending, which rose by 17.8 per cent compared with the first half of last year to HK$32.4 billion. Hang Seng made an important milestone in launching a Hong Kong dollar China UnionPay (CUP) Credit Card in June 2010, offering cardholders' convenience via the extensive CUP merchant network in Hong Kong, Mainland China and overseas countries. Personal loans were up 31.0 per cent year-on-year, with a total loan balance of HK$4.3 billion.

Wealth management income increased by 14.6 per cent to HK$2,495 million. Income from investment rose by 20.7 per cent to HK$1,295 million as the bank capitalised on increased investor appetite with the launch of timely investment products - including the Hang Seng China A-Share Focus Fund and tailor-made structured products - that helped boost sales and turnover. Investment fund subscription in the first half of 2010 increased five-fold year-on-year.

Income from insurance grew by 8.6 per cent, as we managed to diversify our product mix to offer a wide range of endowment, protection or investment-linked solutions to cater for customer needs. Total policies in force and total annualised life insurance premiums rose by 8.7 per cent and 13.7 per cent respectively.

Personal e-Banking achieved landmark growth with over 1.03 million registered customers - a year-on-year increase of 12.3 per cent. Hang Seng was among the first banks in Hong Kong to launch a customised iPhone application that provides a comprehensive platform for obtaining up-to-date investment information.

Commercial Banking ('CMB') reported a strong 65.1 per cent increase in profit before tax to reach HK$1,783 million. CMB's contribution to the bank's total profit before tax increased to 22.0 per cent, up 7.8 percentage points compared with the first half of 2009. Operating profit excluding loan impairment charges rose by 31.1 per cent to HK$1,247 million, driven mainly by growth in net interest income from advances and net fee income. On the back of improving market conditions and a continuing emphasis on good risk management, loan impairment charges fell by 81.0 per cent.

CMB capitalised on recovering global demand and the rebound of export markets to grow customer advances by 60.9 per cent, which supported the 37.3 per cent increase in net interest income from lending year-on-year. With an influx of liquidity into the region and continuing investor caution, customer deposits rose by 23.9 per cent year-on-year. Net interest income from deposits decreased by 17.6 per cent, reflecting the adverse effects of the low interest rate environment on deposit spreads.

In response to the Elucidation of Supervisory Principles and Operational Arrangements regarding RMB Business in Hong Kong released by Hong Kong Monetary Authority in February, CMB expanded the scope of renminbi banking services offered to commercial customers. In addition to renminbi trade settlement services, the bank established the first renminbi Prime Rate in Hong Kong in March 2010, substantiating Hang Seng's position as a commercial banking leader in the Greater China region and contributing to the development of Hong Kong as the key centre for offshore renminbi banking and financial services. A full suite of renminbi commercial banking products was launched in March, including renminbi commercial finance, renminbi current account, renminbi overdraft and renminbi factoring. By 30 June 2010, more than 4,000 cross-border renminbi trade settlement accounts had been opened, with total turnover from cross-border renminbi trade business routed through the bank amounting to over RMB4.2 billion.

To assist commercial customers with cross-border operations, CMB continued to collaborate with China Export and Credit Insurance Corporation (Sinosure), as well as Hang Seng China and our strategic mainland partner Industrial Bank. Strengthening these partnerships has augmented CMB's capacity to offer one-stop commercial banking solutions and capture an increasing share of cross-border business flows.

CMB worked to provide competitive corporate wealth management products for its customers, especially those in the top-end segment. Enhanced corporate insurance products were marketed to customers using different selling angles, including as wealth management, investment and funding tools. With the sovereign debt crisis in Europe serving to prolong uncertainty in financial markets, momentum was maintained in investment services business with the up-skilling of the sales force, and a greater emphasis on more defensive investment instruments and treasury hedging solutions. Income derived from corporate wealth management business recorded an encouraging growth of 37.1 per cent, increasing its contribution to CMB's total operating income by 1.9 percentage points compared with 2009 to reach 15.1 per cent.

In support of the SME community, Business Banking Centres in prime commercial locations were refurbished to enhance service delivery.

The bank continued to be an active player in government-backed SME loan schemes. Since the launch of the SME Loan Guarantee Scheme and Special Loan Guarantee Scheme in late 2008, the bank has approved about 6,000 applications with a total loan amount of more than HK$16.3 billion at 30 June 2010.

CMB customers continued to migrate to online and automated banking channels, supported by the expansion of service offerings. At 30 June 2010, over 82,900 customers had registered for the bank's Business e-Banking service - up 16.8 per cent compared with a year earlier. The number of online business banking transactions grew by 18.8 per cent.

Corporate Banking ('CIB') capitalised on economic recovery in Hong Kong and on the Mainland to record a 7.5 per cent rise in operating profit excluding loan impairment charges to HK$556 million. Profit before tax was up 24.7 per cent at HK$560 million, due mainly to a 98.8 per cent improvement in loan impairment charges. Improvements in the economic environment combined with low interest rates and the increasing availability of investment opportunities to support increased customer demand for funding. This created new opportunities to expand lending, but intensifying competition among banks to book loan assets drove down margins compared with 2009. With changes in the market environment on the Mainland, CIB put more emphasis on lending in Hong Kong and made good progress in expanding its business among key customer segments, including large mainland-owned companies with operations in Hong Kong. Working closely with colleagues in Hang Seng China, CIB provided customers with effective cross-border banking support. This helped strengthen relationships, enabling CIB to capture an increasing share of business from these customers in areas such as deposits.

CIB's loan and deposit balances grew by 16.6 per cent and 45.0 per cent respectively compared with the end of December 2009. Net interest income increased by 9.9 per cent compared with a year earlier. Loan impairment charges decreased, resulting in a 27.6 per cent rise in operating profit after impairment compared with the same period last year.

Treasury ('TRY') reported a 29.1 per cent drop in profit before tax to HK$1,430 million, mainly reflecting the weak performance of net interest income.

With the fragility of the economic recovery and sovereign risks in Europe, global interest rates continued to hover at low levels in the first half of 2010. Coupled with ample liquidity in the local market, this served to limit good investment opportunities in the balance sheet management portfolio. Re-pricing of matured investments resulted in a significant drop in the interest margin. Overall, net interest income fell by 55.0 per cent to HK$609 million.

In the difficult interest rate environment, Treasury closely monitored market opportunities to dispose of assets and prudently invested in selective quality securities. The mix of investments in the balance sheet management portfolio was improved. For the first six months of 2010, disposal gains of over HK$60 million were generated, contributing to the bank's bottom line.

With high market volatility and tightening regulatory requirements for sales of investment products to the retail segment posing challenges for proprietary trading and product sales, Treasury worked to sustain trading business momentum by promoting sales of renminbi-linked products and hedging instruments, including foreign exchange options. Income contribution from sales of vanilla and exotic foreign exchange options grew six-fold compared with the same period last year. However, with a HK$82 million drop in funding swap income for the first half of 2010, net trading income fell by 17.9 per cent to HK$506 million. If the volatile funding swap income (described below) is excluded, net trading income decreased by HK$28 million, or 6.8 per cent.

(Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involves swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.)

Mainland business

Including two cross-city sub-branches that opened in Guangdong Province under CEPA VI during the first half of 2010, Hang Seng Bank (China) Limited now operates a network of 38 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan and Zhongshan. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Strong growth was recorded in gross customer advances, which rose by 13.2 per cent to HK$32.1 billion when compared with last year-end. With the further development of wealth management business and Commercial Banking's growing service capabilities, there was  good growth in both personal and commercial customer bases, with total customers increasing by 9.1 per cent year on year. This increase in the mainland customer base helped underpin a 24.6 per cent rise in customer deposits when compared with last year-end.

Total operating income grew by 16.4 per cent, supported by the 10.1 per cent increase in net interest income and the 84.4 per cent rise in other operating income. The improvement in other operating income was partly offset by increased exchange losses from the revaluation of US dollar capital funds against the renminbi during the first half of 2010. Profit before tax also recorded encouraging growth of 144.0 per cent when compared with the same period last year.

To reinforce the group's long-term commitment to the mainland market and support the continued development of Hang Seng China's business, in May this year Hang Seng China signed a RMB510 million agreement to acquire headquarter premises in Shanghai.

The bank's strategic alliance with Industrial Bank continues to yield encouraging results. The Bank took up its full share entitlement under a rights issue by Industrial Bank and increased its equity interest in the mainland bank from 12.78 per cent to 12.80 per cent at 30 June 2010.

Consolidated Income Statement (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)

Interest income	7,665	8,775	7,615
Interest expense	(952)	(1,500)	(867)
Net interest income	6,713	7,275	6,748
Fee income	2,835	2,327	2,863
Fee expense	(466)	(401)	(468)
Net fee income	2,369	1,926	2,395
Trading income	890	1,035	888
Net income/(loss) from financial
instruments designated at fair value	132	(195)	120
Dividend income	4	5	11
Net earned insurance premiums	6,359	6,658	4,861
Other operating income	636	350	739
Total operating income	17,103	17,054	15,762
Net insurance claims incurred and
movement in policyholders' liabilities	(6,749)	(6,478)	(5,526)
Net operating income before loan
impairment charges and
other credit risk provisions	10,354	10,576	10,236
Loan impairment charges and
other credit risk provisions	(153)	(621)	(191)
Net operating income	10,201	9,955	10,045
Employee compensation and benefits	(1,773)	(1,669)	(1,709)
General and administrative expenses	(1,376)	(1,273)	(1,460)
Depreciation of premises, plant
and equipment	(306)	(286)	(305)
Amortisation of intangible assets	(49)	(40)	(44)
Total operating expenses	(3,504)	(3,268)	(3,518)
Operating profit	6,697	6,687	6,527
Gains less losses from financial investments
and fixed assets	69	55	131
Net surplus on property revaluation	153	94	158
Share of profits from associates	1,184	763	985
Profit before tax	8,103	7,599	7,801
Tax expense	(1,139)	(1,173)	(1,089)
Profit for the period	6,964	6,426	6,712

Profit attributable to shareholders	6,964	6,426	6,712

Earnings per share (in HK$)	3.64	3.36	3.51

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

	Half-year ended ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2010	30 June 2009	31 December2009

Interest income	7,526	8,545	7,405
Interest expense	(757)	(1,124)	(689)
Net interest income	6,769	7,421	6,716
Net interest income and expense reported as 'Net trading income'	(83)	(196)	(38)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	27	50	70

Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 39.

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)

Profit for the period	6,964	6,426	6,712

Other comprehensive income
Premises:
- unrealised surplus on
revaluation of premises	690	535	940
- deferred taxes	(114)	(79)	(103)
Available-for-sale investments reserve:
- fair value changes taken to/(from) equity:
-- on debt securities	774	1,934	1,974
-- on equity shares	(30)	28	52
- fair value changes transferred
(to)/from income statement:
-- on impairment	__	4	__
-- on hedged items	(441)	114	(33)
-- on disposal	(72)	(64)	55
- share of changes in equity of associates
-- fair value changes	108	73	(99)
- deferred taxes	(34)	(270)	(202)
Cash flow hedge reserve:
- fair value changes taken to equity	127	194	213
- fair value changes transferred to
income statement	(261)	(511)	(353)
- deferred taxes	23	48	21
Defined benefit plans:
- actuarial (losses)/gains on defined
benefit plans	(183)	1,520	357
- deferred taxes	30	(251)	(58)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	176	(12)	15
- others	13	5	5
Other comprehensive income for the
period, net of tax	806	3,268	2,784
Total comprehensive income
for the period	7,770	9,694	9,496

Total comprehensive income
for the period attributable to
shareholders	7,770	9,694	9,496

Consolidated Statement of Financial Position (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)

ASSETS
Cash and balances with banks and
other financial institutions	30,065	51,065	22,086
Placings with and advances to banks and
other financial institutions	104,711	55,223	104,551
Trading assets	35,559	84,517	66,597
Financial assets designated at fair value	6,160	6,025	5,450
Derivative financial instruments	4,645	4,927	5,050
Advances to customers	394,110	325,371	344,621
Financial investments	247,280	225,338	241,502
Investments in associates	13,841	9,329	10,226
Investment properties	3,013	2,716	2,872
Premises, plant and equipment	12,853	11,704	12,414
Intangible assets	4,706	3,621	4,214
Other assets	14,134	14,534	11,069
Deferred tax assets	10	25	16
Total assets	871,087	794,395	830,668

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	650,859	591,267	636,369
Deposits from banks	12,962	4,603	4,870
Trading liabilities	40,789	53,387	38,391
Financial liabilities designated at fair value	446	1,452	1,456
Derivative financial instruments	5,516	8,778	4,251
Certificates of deposit and other
debt securities in issue	1,360	2,294	1,826
Other liabilities	23,863	14,328	15,285
Liabilities to customers under
insurance contracts	59,547	49,479	54,240
Current tax liabilities	963	739	52
Deferred tax liabilities	2,709	1,926	2,460
Subordinated liabilities	7,853	9,312	9,320
Total liabilities	806,867	737,565	768,520

Equity
Share capital	9,559	9,559	9,559
Retained profits	40,474	36,116	37,752
Other reserves	12,084	9,052	11,204
Proposed dividends	2,103	2,103	3,633
Shareholders' funds	64,220	56,830	62,148
Total equity and liabilities	871,087	794,395	830,668

Consolidated Statement of Changes in Equity (unaudited)

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2010	30 June 2009	31 December 2009
		(restated)	(restated)

Share capital
At beginning and end of period	9,559	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	41,385	38,260	38,219
Dividends to shareholders
- Dividends approved in respect of the previous year	(3,633)	(5,736)	__
- Dividends declared in respect of the current period	(2,103)	(2,103)	(4,206)
Transfer	105	98	357
Total comprehensive income for the period	6,823	7,700	7,015
	42,577	38,219	41,385

Other reserves
Premises revaluation reserve
At beginning of period	7,885	7,047	7,405
Transfer	(105)	(98)	(357)
Total comprehensive income for the period	576	456	837
	8,356	7,405	7,885

Available-for-sale investment reserve
At beginning of period	(257)	(3,823)	(2,004)
Total comprehensive income for the period	305	1,819	1,747
	48	(2,004)	(257)

Cash flow hedge reserve
At beginning of period	174	562	293
Total comprehensive income for the period	(111)	(269)	(119)
	63	293	174

Foreign exchange reserve
At beginning of period	1,382	1,379	1,367
Total comprehensive income for the period	176	(12)	15
	1,558	1,367	1,382

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2010	30 June 2009	31 December 2009
		(restated)	(restated)

Other reserve
At beginning of period	2,020	1,984	1,991
Cost of share-based payment arrangements	38	7	28
Total comprehensive income for the period	1	__	1
	2,059	1,991	2,020

Total equity
At beginning of period	62,148	54,968	56,830
Dividends to shareholders	(5,736)	(7,839)	(4,206)
Cost of share-based payment arrangements	38	7	28
Total comprehensive income for the period	7,770	9,694	9,496
	64,220	56,830	62,148

Consolidated Cash Flow Statement (unaudited)

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Net cash (outflow)/inflow from operating activities	(33,732)	102,831

Cash flows from investing activities

Dividends received from associates	397	358
Purchase of an interest in an associate	(2,626)	__
Purchase of available-for-sale investments	(16,913)	(35,448)
Purchase of held-to-maturity debt securities	(479)	(130)
Proceeds from sale or redemption of
available-for-sale investments	23,331	26,397
Proceeds from redemption of held-to-maturity
debt securities	238	132
Purchase of fixed assets and intangible assets	(132)	(157)
Interest received from available-for-sale investments	783	2,142
Dividends received from available-for-sale investments	3	4
Net cash inflow/(outflow) from investing activities	4,602	(6,702)

Cash flows from financing activities

Dividends paid	(5,736)	(7,839)
Interest paid for subordinated liabilities	(29)	(86)
Repayment of subordinated liabilities	(2,500)	__
Net cash outflow from financing activities	(8,265)	(7,925)

(Decrease)/Increase in cash and cash equivalents	(37,395)	88,204

Cash and cash equivalents at 1 January	136,759	76,116
Effect of foreign exchange rate changes	1,068	1,895
Cash and cash equivalents at 30 June	100,432	166,215

Financial Review

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	6,772	7,430	6,721
- trading assets and liabilities	(83)	(196)	(38)
- financial instruments designated
at fair value	24	41	65
	6,713	7,275	6,748

Average interest-earning assets	766,382	711,253	762,234

Net interest spread	1.72%	1.99%	1.71%
Net interest margin	1.77%	2.06%	1.76%

Net interest income declined by HK$562 million, or 7.7 per cent, to HK$6,713 million, primarily as a result of the low interest rate environment that has persisted since the second half of 2008. Although interest-earning assets increased by 7.8 per cent, net interest income was impacted by the continuous compression of deposit spreads and the re-pricing of assets at lower rates.

Net interest margin narrowed by 29 basis points to 1.77 per cent while net interest spread declined by 27 basis points to 1.72 per cent when compared with the same period last year. The low interest rates impacted liability spreads, resulting in little room for the reduction of interest rates paid to customers. Treasury balance sheet management income was adversely affected by the re-pricing of assets at lower rates. Personal and commercial lending, credit cards and trade finance registered impressive growth during the first half of 2010 and helped to moderate the unfavourable impact of deposit spreads. Strong volume growth was recorded in the average balance of mortgage lending which offset the tighter spreads on mortgages in an intensely competitive home loans market. Interest income from the life insurance funds investment portfolio, which has bond investments as its major underlying assets, grew by 19.1 per cent.

The contribution from net free funds also dropped by 2 basis points to 0.05 per cent as a result of the decline in average market interest rates.

Compared with the second half of 2009, net interest income dropped marginally by HK$35 million, or 0.5 per cent, due mainly to fewer days in the period, notwithstanding that average interest-earning assets remained broadly stable with growth of 0.5 per cent and the net interest margin was up by 1 basis point.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income', while that arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Net interest income	6,769	7,421	6,716
Average interest-earning assets	708,453	653,655	686,715

Net interest spread	1.89%	2.23%	1.91%
Net interest margin	1.93%	2.29%	1.94%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

- Stockbroking and related services	673	689	877
- Retail investment funds	491	226	378
- Structured investment products	11	5	23
- Insurance agency	139	103	87
- Account services	180	143	148
- Private banking service fee	63	46	83
- Remittances	122	101	116
- Cards	742	659	754
- Credit facilities	91	67	68
- Trade services	205	173	206
- Other	118	115	123
Fee income	2,835	2,327	2,863
Fee expense	(466)	(401)	(468)
	2,369	1,926	2,395

Net fee income increased by HK$443 million, or 23.0 per cent, compared with the first half of 2009 to reach HK$2,369 million.

With the improvements in the economic environment and investment sentiment, customer interest in wealth management products strengthened. The group responded in a timely manner to this increased demand and launched new products, including the Hang Seng China A Share Focus Fund. Fee income from retail investment fund sales grew by 117.3 per cent. The group offers a wide spectrum of funds from both Hang Seng Investment Management and third-party providers and has established itself as one of the major fund distributors in Hong Kong. Private banking investment service fee income rose by 37.0 per cent, reflecting the improved client appetite for trading and structured investment products. With the bank recording lower stock market trading turnover and keen price competition, income from stockbroking and related services decreased by 2.3 per cent.

Driven by a series of marketing campaigns, credit card business recorded impressive growth and gained market share. The bank's customer loyalty scheme and card utilisation programmes helped boost card spending. In tandem with the growth in average card balances, card services income rose by 12.6 per cent compared with the same period last year. The increase in merchant income was supported by year-on-year increases of 6.1 per cent in the number of cards in circulation and 17.8 per cent in cardholder spending.

Insurance agency fee income rose by 35.0 per cent as the bank enhanced its comprehensive range of health and wealth insurance solutions to cater for customer needs. Benefiting from the rebound in export markets, income from trade services and remittances registered good growth of 18.5 per cent and 20.8 per cent respectively. Fee income from account services and credit facilities also increased.

Compared with the second half of 2009, net fee income remained broadly at the same level. The increase in fee income from insurance agency service and retail investment funds was offset by the fall in fee revenue from stockbroking and related services which recorded solid growth in the second half of 2009 on the back of the rebound in equity markets.

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Trading income:
- foreign exchange	880	930	862
- securities, derivatives and
other trading activities	10	105	26
	890	1,035	888

Trading income fell by HK$145 million, or 14.0 per cent, to HK$890 million when compared with the first half of 2009. Foreign exchange income decreased by 5.4 per cent, due mainly to the decrease in net interest income from funding swapsW. Income from securities, derivatives and other trading fell by 90.5 per cent.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Net income/(loss) on assets designated at fair value which back insurance and investment contracts	147	(170)	116
Net change in fair value of other financial instruments designated at fair value	(15)	(25)	4
	132	(195)	120

Net income from financial instruments designated at fair value reported a revaluation gain of HK$132 million, compared with a revaluation loss of HK$195 million for the first half of 2009, reflecting the more stable financial markets in the first half of 2010. The gain mainly reflects the fair value changes of assets supporting the linked insurance contracts and reported in 'net income/(loss) from financial instruments designated at fair value' with offsetting movements in the value of these contracts reported in the 'net insurance claims incurred and movement in policyholders' liabilities'.

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Rental income from
investment properties	78	73	76
Movement in present value
of in-force long-term
insurance business	467	202	558
Other	91	75	105
	636	350	739

Other operating income rose by HK$286 million, or 81.7 per cent, to HK$636 million when compared with the first half of 2009. Movement in present value of in-force insurance business ('PVIF') increased, due mainly to the growth in volume and profitability of new business written in the first half of 2010 as well as increases in natural premiums paid up and maturing policies, which had little impact on PVIF movement in the first half of 2010 but contributed to higher profit release in 2009.

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2010	2009	2009

Investment income:
- retail investment funds	491	226	378
- structured investment productsW	239	204	269
- private banking service feeWW	80	58	100
- stockbroking and related services	673	689	877
- margin trading and others	72	76	65
	1,555	1,253	1,689
Insurance income:
- life insurance	1,197	1,089	981
- general insurance and others	173	162	175
	1,370	1,251	1,156
Total	2,925	2,504	2,845

W           Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WW Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management income rose by 16.8 per cent to HK$2,925 million during the first half of 2010. Investment services income increased by 24.1 per cent, mainly reflecting strong growth in revenue from retail investment fund sales. Income from insurance business grew by 9.5 per cent. Compared with the second half of 2009, wealth management income rose by 2.8 per cent.

With the strengthening of major economies in Asia, demand for investment products increased. The bank used its time-to-market strength to launch and promote products and services designed to capture new business flows. Investment funds turnover and sales income rose by 503.2 per cent and 117.3 per cent respectively year on year. Income from structured investment products increased by 17.2 per cent. Securities broking and related services income declined by 2.3 per cent as a result of lower stock market turnover activity recorded by the bank and intense pricing competition in the market.

Private banking benefited from the improved investment sentiment, recording a 37.9 per cent rise in service fee income.

Leveraging its strong customer relationships, the group continued to enhance a leading position in the retirement savings insurance sector through the promotion of products such as the Smart Income Plan and Target Income Life Insurance Plan. Total policies in force grew by 8.7 per cent year on year. Net interest income and fee income rose by 20.1 per cent as a result of the growth in the size of the life insurance funds investment portfolio which held bond investments as its underlying major assets. Investment returns on life insurance funds improved from a loss of HK$133 million in the first half of 2009 to a gain of HK$97 million in the first half of 2010. The gains are mainly the fair value changes of assets supporting linked insurance contracts and reported under 'net income/(loss) from financial instruments designated at fair value', with offsetting movements in the value of these contracts reported under 'net insurance claims incurred and movement in policyholders' liabilities'. Movement in present value of in-force insurance business ('PVIF') increased, due mainly to the growth in volume and profitability of new business written in the first half of 2010 as well as increases in natural premiums paid up and maturing policies, which had little impact on PVIF movement in the first half of 2010 but contributed to higher profit release in 2009.

General insurance income increased by 6.8 per cent to HK$173 million.

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Life insurance:
- net interest income and fee income	1,142	951	1,061
- investment returns on life insurance
funds	97	(133)	150
- net earned insurance premiums	6,189	6,502	4,691
- net insurance claims incurred and
movement in policyholders' liabilitiesW	(6,698)	(6,433)	(5,479)
- movement in present value of in-force
long-term insurance business	467	202	558
	1,197	1,089	981
General insurance and others	173	162	175
Total	1,370	1,251	1,156

W Including premium and investment reserves

Loan impairment charges and other credit risk provisions

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Loan impairment charges:
- individually assessed	(77)	(288)	(22)
- collectively assessed	(76)	(333)	(169)
	(153)	(621)	(191)
Of which:
- new and additional	(281)	(709)	(395)
- releases	98	61	169
- recoveries	30	27	35
	(153)	(621)	(191)

Other credit risk provisions	__	__	__

Loan impairment charges and other
credit risk provisions	(153)	(621)	(191)

Loan impairment charges and other credit risk provisions dropped by HK$468 million year-on-year to HK$153 million.

Individually assessed provisions fell by HK$211 million, due mainly to lower impairment charges on commercial banking customers in the first half of 2010, supported by the improvement in the credit environment compared to the credit conditions in the same period last year and the bank's good risk management control measures.

Collectively assessed provisions dropped by HK$257 million, due largely to the fall in credit card delinquencies. In line with the declining bankruptcy trend, impairment provisions for personal loan portfolios were lower. Impairment allowances for loans not individually identified as impaired also decreased as a result of lower historical loss rates, driven by the improvement in the global credit markets.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)
Employee compensation and benefits:
- salaries and other costs	1,403	1,401	1,313
- performance-related pay	236	123	254
- retirement benefit costs	134	145	142
	1,773	1,669	1,709
General and administrative expenses:
- rental expenses	227	210	220
- other premises and equipment	428	442	458
- marketing and advertising expenses	234	174	208
- other operating expenses	487	447	574
	1,376	1,273	1,460
Depreciation of business premises
and equipment	306	286	305
Amortisation of intangible assets	49	40	44
	3,504	3,268	3,518

Cost efficiency ratio	33.8%	30.9%	34.4%

	At 30 June	At 30 June	At 31 December
Staff numbersW by region	2010	2009	2009

Hong Kong	7,933	7,972	7,834
Mainland	1,497	1,411	1,449
Others	58	55	59
Total	9,488	9,438	9,342

W Full-time equivalent

Operating expenses rose by HK$236 million, or 7.2 per cent, compared with the first half of 2009, reflecting the bank's investments to support business growth while continuing to carefully manage costs in the difficult operating environment. Excluding mainland business, operating expenses rose by 6.1 per cent. Compared with the second half of 2009, operating expenses were maintained at broadly the same level.

Employee compensation and benefits increased by HK$104 million, or 6.2 per cent. Salaries and other costs rose by 0.1 per cent, reflecting the combined effects of the increase in annual salary increment and reduction in average headcount. Recognition of good staff performance led to a rise in performance-related pay expenses. General and administrative expenses were up 8.1 per cent, attributable to more marketing and advertising to support business growth. Rental expenses rose due to increased rents for branches in Hong Kong as well as new branches on the Mainland. Depreciation charges were up 7.0 per cent, mainly reflecting increases in depreciation on the bank's headquarters building in Hong Kong.

The group's number of full-time equivalent staff rose by 146 compared with 2009 year-end - mainly in the Hong Kong operations. Headcount for the mainland operations also rose when compared with last year-end as a result of the expansion of Hang Seng China's mainland business. The cost efficiency ratio for the first half of 2010 was 33.8 per cent, compared with 30.9 per cent for the first half of 2009, due primarily to the combined effects of the reduction in net operating income before impairment charges and other credit risk provisions and the increase in operating expenses. Compared with the second half of 2009, the cost efficiency ratio improved by 0.6 percentage points.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009

Net gains from disposal of
available-for-sale equity securities	10	159	2

Net gains/(losses) from disposal of
available-for-sale debt securities	62	(95)	(57)

Impairment of available-for-sale
equity securities	__	(4)	__

Gains less losses on disposal of
assets held for sale	__	__	187

Gains less losses on disposal of
fixed assets	(3)	(5)	(1)
	69	55	131

Gains less losses from financial investments and fixed assets amounted to HK$69 million - an increase of HK$14 million compared with the first half of 2009. Net gains from disposal of available-for-sale equity securities fell by HK$149 million, or 93.7 per cent, attributable to the profit realised from the disposal of Visa Inc. in the first half of 2009. In the difficult interest rate environment, we capitalized on market opportunities to dispose of selected instruments and invest in high-quality assets. As a result, there was a HK$62 million gain on the disposal of available-for-sale debt securities - reflecting the profit realised from the disposal of government-guaranteed debt securities - compared with a loss of HK$95 million on the disposal of certain debt securities in the first half of 2009.

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)

Current tax - provision for
Hong Kong profits tax
Tax for the period	933	977	867
Adjustment in respect of
prior periods	(19)	(3)	__

Current tax - taxation outside
Hong Kong
Tax for the period	39	3	47

Deferred tax
Origination and reversal of
temporary differences	186	196	175
Total tax expenses	1,139	1,173	1,089

The current tax provision is based on the estimated assessable profit for the first half of 2010, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5 per cent (the same as in 2009). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share for the first half of 2010 is based on earnings of HK$6,964 million (HK$6,426 million and HK$6,712 million for the first and second halves of 2009 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2009).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2010		2009		2009
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	1.90	3,633
	2.20	4,206	2.20	4,206	3.00	5,736

Segmental analysis

The group's business comprises five customer groups. To be consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group identified the following five reportable segments:

•    Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers.

•    Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services.

•    Corporate Banking handles relationships with large corporate and institutional customers.

•    Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities.

•    'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the 'Other' customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups for the periods stated is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 14.

	Personal					Total
	Financial	Commercial	Corporate			reportable
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments

Half-year ended 30 June 2010

Profit before tax	3,937	1,783	560	1,430	393	8,103
Share of profit before tax	48.6%	22.0%	6.9%	17.6%	4.9%	100.0%

Half-year ended 30 June 2009 (restated)

Profit before tax	3,467	1,080	449	2,017	586	7,599
Share of profit before tax	45.6%	14.2%	5.9%	26.6%	7.7%	100.0%

Half-year ended 31 December 2009 (restated)

Profit before tax	3,791	1,557	466	1,376	611	7,801
Share of profit before tax	48.6%	20.0%	6.0%	17.6%	7.8%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

			Mainland
Figures in HK$m	Hong Kong	Americas	and other	Total

Half-year ended 30 June 2010

Income and expense
Total operating income	16,095	440	568	17,103
Profit before tax	6,479	425	1,199	8,103
At 30 June 2010

Total assets	737,526	63,322	70,239	871,087
Total liabilities	765,674	1,403	39,790	806,867
Interest in associates	946	__	12,895	13,841
Non-current assetsW	20,266	__	306	20,572

Half-year ended 30 June 2009 (restated)

Income and expense
Total operating income	16,058	499	497	17,054
Profit before tax	6,372	449	778	7,599
At 30 June 2009 (restated)

Total assets	684,863	60,265	49,267	794,395
Total liabilities	708,439	1,169	27,957	737,565
Interest in associates	899	__	8,430	9,329
Non-current assetsW	17,724	__	317	18,041

Half-year ended 31 December 2009(restated)

Income and expense
Total operating income	14,865	386	511	15,762
Profit before tax	6,453	350	998	7,801
At 31 December 2009 (restated)

Total assets	710,167	63,808	56,693	830,668
Total liabilities	734,618	1,109	32,793	768,520
Interest in associates	916	__	9,310	10,226
Non-current assetsW	19,183	__	317	19,500

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Cash and balances with banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Cash in hand	3,992	3,621	4,299
Balances with central banks	9,404	31,637	3,397
Balances with banks and
other financial institutions	16,669	15,807	14,390
	30,065	51,065	22,086

Placings with and advances to banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Placings with and advances to banks
and other financial institutions
maturing within one month	57,557	28,456	76,579
Placings with and advances to banks
and other financial institutions
maturing after one month	47,154	26,767	27,972
	104,711	55,223	104,551

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Treasury bills	30,156	79,426	62,028
Other debt securities	4,203	4,340	4,562
Debt securities	34,359	83,766	66,590
Equity shares	__	1	6
Total trading securities	34,359	83,767	66,596
OtherW	1,200	750	1
Total trading assets	35,559	84,517	66,597

Debt securities:
- listed in Hong Kong	3,043	2,872	2,712
- listed outside Hong Kong	109	153	157
	3,152	3,025	2,869
- unlisted	31,207	80,741	63,721
	34,359	83,766	66,590
Equity shares:
- listed in Hong Kong	__	1	6

Total trading securities	34,359	83,767	66,596

Debt securities:
Issued by public bodies:
- central governments and central banks	34,043	83,168	65,817
- other public sector entities	85	373	369
	34,128	83,541	66,186
Issued by other bodies:
- banks and other financial institutions	118	80	292
- corporate entities	113	145	112
	231	225	404
	34,359	83,766	66,590
Equity shares:
Issued by corporate entities	__	1	6
Total trading securities	34,359	83,767	66,596

W This represents amount receivable from counterparties on trading transactions not yet settled.

With the global economy staging a gradual recovery and the improved credit environment in the first half of 2010, the bank continued to redeploy surplus funds arising from the maturity of trading assets into interbank placements and available-for-sale debt securities to achieve yield enhancement while prudently managing risk. As a result, trading securities declined by 48.4 per cent to HK$34,359 million when compared with last year-end. These trading securities are mostly in the form of government treasury bills with short tenors.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Certificates of deposit	10	139	129
Other debt securities	4,569	5,481	4,798
Debt securities	4,579	5,620	4,927
Equity shares	1,581	405	523
	6,160	6,025	5,450

Debt securities:
- listed in Hong Kong	3	559	3
- listed outside Hong Kong	195	271	194
	198	830	197
- unlisted	4,381	4,790	4,730
	4,579	5,620	4,927
Equity shares:
- listed in Hong Kong	157	34	21
- listed outside Hong Kong	57	54	69
	214	88	90
- unlisted	1,367	317	433
	1,581	405	523
	6,160	6,025	5,450

Debt securities:
Issued by public bodies:
- central governments and central banks	151	556	154
- other public sector entities	138	409	168
	289	965	322
Issued by other bodies:
- banks and other financial institutions	4,165	4,441	4,464
- corporate entities	125	214	141
	4,290	4,655	4,605
	4,579	5,620	4,927
Equity shares:
Issued by corporate entities	1,581	405	523
	6,160	6,025	5,450

Advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Gross advances to customers	395,935	327,731	346,586
Less:
Loan impairment allowances:
- individually assessed	(1,099)	(1,492)	(1,151)
- collectively assessed	(726)	(868)	(814)
	394,110	325,371	344,621

Included in advances to customers are:
- Trade bills	7,636	2,773	2,802
Less: loan impairment allowances	(39)	(39)	(42)
	7,597	2,734	2,760

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2010	1,151	814	1,965
Amounts written off	(129)	(184)	(313)
Recoveries of advances
written off in previous years	9	21	30
New impairment allowances
charged to income statement	114	167	281
Impairment allowances released
to income statement	(37)	(91)	(128)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(9)	(1)	(10)
At 30 June 2010	1,099	726	1,825

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2010	2009	2009
	%	%	%

Loan impairment allowances:
- individually assessed	0.28	0.46	0.33
- collectively assessed	0.18	0.26	0.23
Total loan impairment allowances	0.46	0.72	0.56

Total loan impairment allowances as a percentage of gross advances to customers was 0.46 per cent at 30 June 2010 - 0.1 percentage points lower than at the end of 2009. Individually assessed and collectively assessed allowances as a percentage of gross advances both fell by 0.05 percentage points to 0.28 per cent and 0.18 per cent respectively, reflecting the improved credit quality and the bank's good credit risk management control.

Impaired advances and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Gross impaired advances	2,429	3,742	2,508
Individually assessed allowances	(1,099)	(1,492)	(1,151)
	1,330	2,250	1,357

Individually assessed allowances
as a percentage of
gross impaired advances	45.2%	39.9%	45.9%

Gross impaired advances
as a percentage of gross
advances to customers	0.6%	1.1%	0.7%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances declined by HK$79 million, or 3.1 per cent, to HK$2,429 million compared with last year-end, with the downgrade of certain commercial banking accounts more than offset by the write-off of irrecoverable balances against impairment allowances and customer repayments. Gross impaired advances as a percentage of gross advances to customers stood at 0.6 per cent - an improvement of 0.1 percentage points compared with last year-end.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Gross individually assessed
impaired advances	2,280	3,650	2,434
Individually assessed allowances	(1,099)	(1,492)	(1,151)
	1,181	2,158	1,283

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.6%	1.1%	0.7%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	862	2,105	1,024

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance has been included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2010		2009		2009
	HK$m	%	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	179	0.1	628	0.2	241	0.1
- more than six months but
not more than one year	164	__	830	0.3	353	0.1
- more than one year	1,055	0.3	500	0.1	864	0.2
	1,398	0.4	1,958	0.6	1,458	0.4

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances decreased by 4.1 per cent to HK$1,398 million compared with last year-end. Overdue advances as a percentage of gross advances to customers stood at 0.4 per cent.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2010		2009		2009
	HK$m	%	HK$m	%	HK$m	%
Rescheduled advances
to customers	258	0.1	666	0.2	703	0.2

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 48).

Rescheduled advances decreased by HK$445 million, or 63.3 per cent, to HK$258 million at 30 June 2010, representing 0.1 per cent of gross advances to customers. The improvement was due mainly to the upgrade and repayments of customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2010, about 90 per cent (over 90 per cent at 30 June 2009 and about 90 per cent at 31 December 2009) of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong. There was no geographical segment other than Hong Kong to which the bank's advances to customers is not less than 10 per cent of the total loans and advances.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June	At 30 June	At 31 December
	2010	2009	2009
Figures in HK$m

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	28,226	22,865	23,618
Property investment	88,418	66,060	75,264
Financial concerns	3,395	2,130	2,720
Stockbrokers	2,646	2,736	480
Wholesale and retail trade	9,993	6,489	7,812
Manufacturing	14,924	11,350	12,080
Transport and transport equipment	5,565	8,031	6,503
Recreational activities	37	28	37
Information technology	1,227	1,265	1,247
Other	28,083	25,348	24,405
	182,514	146,302	154,166
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	14,179	15,740	14,647
Advances for the purchase of other
residential properties	102,566	91,656	96,651
Credit card advances	14,289	12,780	13,818
Other	13,363	10,992	11,961
	144,397	131,168	137,077
Total gross advances for
use in Hong Kong	326,911	277,470	291,243
Trade finance	29,319	18,878	19,215
Gross advances for
use outside Hong Kong	39,705	31,383	36,128
Gross advances to customers	395,935	327,731	346,586

Gross advances to customers grew by HK$49.3 billion, or 14.2 per cent, to HK$395.9 billion compared with the end of 2009.

Loans for use in Hong Kong increased by HK$35.7 billion, or 12.2 per cent, with expansion recorded in most industry sectors. The bank proactively managed its loan book and took steps to capture business opportunities arising from the improving credit environment and strong property market. Lending to the property development, property investment and financial concerns (including financial vehicles) sectors grew by 19.5 per cent, 17.5 per cent and 24.8 per cent respectively. Lending to stockbrokers rose sharply by 451.3 per cent, reflecting increased IPO-related financing. The bank was an active participant in Hong Kong government-organised schemes to support SMEs, and recorded loan growth of 27.9 per cent to the wholesale and retail trade sector and 23.5 per cent to manufacturing. The decline in lending to transport and transport equipment was due mainly to loan repayments in the first half of the year. Growth in lending to 'Other' was attributable to certain new working capital financing for large corporate customers.

Lending to individuals rose by 5.3 per cent against last year-end. Excluding the fall in Government Home Ownership Scheme mortgages, lending to individuals grew by 6.4 per cent. In the buoyant property market, the bank sustained a leading position for mortgage business based on a competitive pricing strategy and premium service. Residential mortgage lending to individuals increased by 6.1 per cent, despite intense competition and new government measures to regulate property sales. Credit card advances grew by 3.4 per cent, supported by a year-on-year rise of 6.1 per cent in the number of cards in circulation and a 17.8 per cent increase in cardholder spending. Other loans to individuals were up 11.7 per cent, reflecting the bank's successful efforts to prudently expand personal lending.

Benefiting from recovering global demand and the rebound in export markets, the bank grew trade finance lending by 52.6 per cent. Commercial Banking took steps to expand trade finance business by maintaining close relationships with strategic partners to support cross-border renminbi trade business and grow trade refinancing lending to other banks on the Mainland.

Loans for use outside Hong Kong rose by HK$3.6 billion, or 9.9 per cent, compared with the end of 2009, driven largely by lending on the Mainland. The mainland loan portfolio increased by 13.2 per cent to HK$32.1 billion, underpinned by the expansion of renminbi lending to corporate borrowers.

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Available-for-sale at fair value:
- debt securities	193,786	180,413	192,486
- equity shares	301	295	347
Held-to-maturity debt securities
at amortised cost	53,193	44,630	48,669
	247,280	225,338	241,502

Fair value of held-to-maturity debt securities	56,328	44,823	49,805

Treasury bills	62,962	35,778	53,973
Certificates of deposit	7,005	9,469	7,665
Other debt securities	177,012	179,796	179,517
Debt securities	246,979	225,043	241,155
Equity shares	301	295	347
	247,280	225,338	241,502

Debt securities:
- listed in Hong Kong	9,168	5,526	7,607
- listed outside Hong Kong	73,831	65,791	66,618
	82,999	71,317	74,225
- unlisted	163,980	153,726	166,930
	246,979	225,043	241,155
Equity shares:
- listed in Hong Kong	45	48	60
- listed outside Hong Kong	58	64	85
	103	112	145
- unlisted	198	183	202
	301	295	347
	247,280	225,338	241,502

Fair value of listed financial investments	83,561	71,398	74,493

Debt securities:
Issued by public bodies:
- central governments and central banks	78,730	44,478	64,776
- other public sector entities	20,947	9,463	25,065
	99,677	53,941	89,841
Issued by other bodies:
- banks and other financial institutions	129,462	154,640	133,312
- corporate entities	17,840	16,462	18,002
	147,302	171,102	151,314
	246,979	225,043	241,155
Equity shares:
Issued by corporate entities	301	295	347
	247,280	225,338	241,502

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

AAA	87,424	86,125	74,339
AA- to AA+	94,497	67,826	98,811
A- to A+	59,869	58,544	58,749
B+ to BBB+	2,048	7,978	5,094
B and lower	__	151	__
Unrated	3,141	4,419	4,162
	246,979	225,043	241,155

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premiums and discounts.

Financial investments rose by HK$5.8 billion, or 2.4 per cent, compared with last year-end. Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank's strategy to identify quality investment opportunities that enable it to optimise returns while prudently managing risk. At 30 June 2010, 98.7 per cent of the group's holdings of debt securities were assigned investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank pari passu with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Investments in associates

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Share of net assets	13,310	8,782	9,691
Intangibles	94	119	106
Goodwill	437	428	429
	13,841	9,329	10,226

Investments in associates rose by HK$3,615 million, due mainly to the increase in the bank's share of net assets of Industrial Bank and its participation - at an investment cost of RMB2.3 billion - in Industrial Bank's rights issue in the first half of 2010, which increased the bank's equity interest in Industrial Bank from 12.78 per cent to 12.80 per cent at 30 June 2010.

Intangible assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Present value of in-force long-term
insurance business	3,933	2,909	3,466
Internally developed software	408	357	385
Acquired software	36	26	34
Goodwill	329	329	329
	4,706	3,621	4,214

Other assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Items in the course of collection
from other banks	5,393	7,059	4,343
Prepayments and accrued income	2,160	2,263	1,835
Assets held for sale
- Repossessed assets	19	59	47
- Other assets held for sale	18	254	__
Acceptances and endorsements	4,662	3,388	3,584
Retirement benefit assets	77	64	86
Other accounts	1,805	1,447	1,174
	14,134	14,534	11,069

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Current, savings and
other deposit accounts:
- as stated in consolidated statement of
financial position	650,859	591,267	636,369
- structured deposits reported as
trading liabilities	17,499	28,306	22,212
	668,358	619,573	658,581
By type:
- demand and current accounts	54,432	43,594	53,450
- savings accounts	426,942	380,090	437,440
- time and other deposits	186,984	195,889	167,691
	668,358	619,573	658,581

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated statement of
financial position	1,360	2,294	1,826
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	2,508	7,329	3,247
	3,868	9,623	5,073

By type:
- certificates of deposit in issue	1,574	3,206	2,304
- other debt securities in issue	2,294	6,417	2,769
	3,868	9,623	5,073

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$672.2 billion at 30 June 2010 - a rise of 1.3 per cent over the end of 2009 and 6.8 per cent year on year. Higher growth was recorded in time deposits and current account balances, but this was partly offset by the fall in savings balances. Structured deposits and other structured certificates of deposit and other debt securities in issue fell, due primarily to reduced demand for these investment-related products in the uncertain market conditions. Deposits with Hang Seng China rose by 24.6 per cent, driven mainly by renminbi deposits.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Structured certificates of deposit and
other debt securities in issue	2,508	7,329	3,247
Structured deposits	17,499	28,306	22,212
Short positions in securities and other	20,782	17,752	12,932
	40,789	53,387	38,391

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009

Items in the course of transmission
to other banks	12,540	5,644	6,304
Accruals	1,930	2,106	2,039
Acceptances and endorsements	4,662	3,388	3,584
Retirement benefit liabilities	1,903	2,071	1,712
Other	2,828	1,119	1,646
	23,863	14,328	15,285

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2010	2009	2009

Nominal value	Description

Amount owed to third parties

HK$1,500 million	Callable floating rate
	subordinated notes
	due June 2015 (Note)	__	1,499	1,499

HK$1,000 million	4.125 per cent callable
	fixed rate subordinated
	notes due June 2015 (Note)	__	1,017	1,003

US$450 million	Callable floating rate
	subordinated notes
	due July 2016	3,498	3,479	3,483

US$300 million	Callable floating rate
	subordinated notes
	due July 2017	2,331	2,319	2,321

Amount owed to HSBC Group undertakings

US$260 million	Callable floating rate
	subordinated loan debt
	due December 2015	2,024	2,015	2,017
		7,853	10,329	10,323
Representing:
- measured at amortised cost		7,853	9,312	9,320
- designated at fair value		__	1,017	1,003
		7,853	10,329	10,323

(Note: The bank has exercised its option to redeem these subordinated notes at par of HK$2,500 million in aggregate in June 2010.)

No subordinated debt was issued during the first half of 2010. The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)

Share capital	9,559	9,559	9,559
Retained profits	40,474	36,116	37,752
Premises revaluation reserve	8,356	7,405	7,885
Cash flow hedge reserve	63	293	174
Available-for-sale investment reserve
- on debt securities	(156)	(2,191)	(496)
- on equity securities	204	187	239
Capital redemption reserve	99	99	99
Other reserves	3,518	3,259	3,303
Total reserves	52,558	45,168	48,956
	62,117	54,727	58,515
Proposed dividends	2,103	2,103	3,633
Shareholders' funds	64,220	56,830	62,148

Return on average shareholders' funds	22.8%	23.5%	22.4%

Shareholders' funds (excluding proposed dividends) grew by HK$3,602 million, or 6.2 per cent, to HK$62,117 million at 30 June 2010. Retained profits rose by HK$2,722 million, mainly reflecting the growth in attributable profit (excluding first and second interim dividends) during the period. The premises revaluation reserve increased by HK$471 million on the back of the continued robust growth in the property market during the first half of 2010. The premises revaluation reserves for the three half-yearly periods also included the leasehold land held under long leases for the bank's headquarters building after adopting the amendment to HKAS 17 'Leases' in the first half of 2010.

The available-for-sale investment reserve for debt securities showed a deficit of HK$156 million compared with a deficit of HK$496 million at last year-end, reflecting the improvement and stabilisation in global credit markets and the disposal of high-risk assets under the bank's prudent risk management strategy. The group assessed that there were no impaired debt securities during the period and, accordingly, no impairment loss has been recognised.

The return on average shareholders' funds was 22.8 per cent, compared with 23.5 per cent and 22.4 per cent for the first and second halves of 2009 respectively.

Save for the redemption of all the (1) Series A - HK$1,000 million 4.125 per cent subordinated notes due 2015 and (2) Series B - HK$1,500 million floating rate subordinated notes due 2015, both at par on 24 June 2010, there was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during the first half of 2010.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2010	2009	2009
		(restated)	(restated)
Capital base
Core capital:
- Share capital	9,559	9,559	9,559
- Retained profits	34,431	28,833	31,741
- Classified as regulatory reserve	(1,254)	(770)	(920)
- Less: deductible of core capital	(972)	(547)	(561)
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(9,086)	(6,709)	(7,330)
- Total core capital	32,678	30,366	32,489

Supplementary capital:
- Fair value gains on the revaluation
of property	5,894	5,513	5,829
- Fair value gains on the revaluation
of available-for-sale investment
and equity	478	612	498
- Collective impairment allowances	75	85	81
- Regulatory reserve	138	85	101
- Surplus provision	__	__	__
- Term subordinated debt	7,893	10,367	10,354
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(9,086)	(6,709)	(7,330)
- Total supplementary capital	5,392	9,953	9,533

Total capital base after deductions	38,070	40,319	42,022

Risk-weighted assets
- Credit risk	255,927	195,582	217,134
- Market risk	1,405	1,476	1,278
- Operational risk	37,576	38,863	39,017
	294,908	235,921	257,429

Capital adequacy ratio	12.9%	17.1%	16.3%
Core capital ratio	11.1%	12.9%	12.6%

Capital ratios at 30 June 2010 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the Hong Kong Monetary Authority ('HKMA') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. The bank used the advanced internal ratings-based approach to calculate its credit risk exposure which was approved by the HKMA effective 1 January 2009. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively.

At 30 June 2010, the capital adequacy ratio and core capital ratio were 12.9 per cent and 11.1 per cent, compared with 16.3 per cent and 12.6 per cent at last year-end. These latter ratios have been restated following the adoption of the amendment to HKAS 17 'Leases' in 2010.

The decline in both the capital adequacy and core capital ratios largely reflects the combined effect of the increase in deduction from the capital base as a result of participation in Industrial Bank's rights issue in first half of the year, the repayment of HK$2.5 billion in subordinated debt in June 2010 and the increase in risk-weighted assets. This was partly offset by profit growth after accounting for dividends in the first half of the year.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base.

To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve of HK$1,254 million (HK$770 million and HK$920 million at 30 June 2009 and 31 December 2009 respectively) from retained profits.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2010	2009	2009

The Bank and its subsidiaries
designated by the HKMA	42.0%	47.5%	48.7%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Operating profit	6,697	6,687
Net interest income	(6,713)	(7,275)
Dividend income	(4)	(5)
Loan impairment charges and other
credit risk provisions	153	621
Impairment of available-for-sale equity securities	__	4
Depreciation	306	286
Amortisation of intangible assets	49	40
Amortisation of available-for-sale investments	68	19
Amortisation of held-to-maturity debt securities	2	1
Advances written off net of recoveries	(283)	(285)
Interest received	7,090	6,132
Interest paid	(943)	(769)
Operating profit before changes in working capital	6,422	5,456
Change in treasury bills and certificates of deposit
with original maturity more than three months	(9,028)	(10,310)
Change in placings with and advances to banks
maturing after one month	(19,182)	(4,213)
Change in trading assets	6,367	92,246
Change in financial assets designated at fair value	189	37
Change in derivative financial instruments	1,670	(3,990)
Change in advances to customers	(49,359)	3,415
Change in other assets	(12,352)	(7,063)
Change in financial liabilities designated at fair value	(2)	22
Change in current, savings and other deposit accounts	14,490	29,084
Change in deposits from banks	8,091	(6,833)
Change in trading liabilities	2,398	5,105
Change in certificates of deposit and
other debt securities in issue	(466)	(478)
Change in other liabilities	17,672	3,161
Elimination of exchange differences
and other non-cash items	(605)	(2,497)
Cash (used in)/ generated from operating activities	(33,695)	103,142
Taxation paid	(37)	(311)
Net cash (outflow)/inflow from operating activities	(33,732)	102,831

(b) Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
Figures in HK$m	2010	2009

Cash and balances with banks and
other financial institutions	30,065	51,065
Placings with and advances to banks and other
financial institutions maturing within one month	55,784	27,539
Treasury bills	13,851	87,611
Certificates of deposit	732	__
	100,432	166,215

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2010

Direct credit substitutes	3,377	3,246	2,182
Transaction-related contingencies	889	540	389
Trade-related contingencies	10,897	3,061	1,736
Forward asset purchases	44	44	44
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	31,767	16,115	7,736
- unconditionally cancellable	168,893	57,439	16,463
	215,867	80,445	28,550

Exchange rate contracts:
Spot and forward foreign exchange	431,420	5,701	950
Other exchange rate contracts	74,168	2,500	1,436
	505,588	8,201	2,386

Interest rate contracts:
Interest rate swaps	272,830	2,638	558
Other interest rate contracts	143	__	__
	272,973	2,638	558

Other derivative contracts	6,982	473	100

W The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'not more than one year' and 'more than one year' were HK$15,903 million and HK$15,864 million respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2009

Direct credit substitutes	3,063	3,063	1,659
Transaction-related contingencies	570	347	161
Trade-related contingencies	8,905	2,195	1,415
Forward asset purchases	27	27	27
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	30,624	16,776	7,399
- unconditionally cancellable	149,008	51,948	12,208
	192,197	74,356	22,869

Exchange rate contracts:
Spot and forward foreign exchange	408,031	5,633	597
Other exchange rate contracts	36,469	1,390	371
	444,500	7,023	968

Interest rate contracts:
Interest rate swaps	219,022	3,121	402
Other interest rate contracts	142	1	__
	219,164	3,122	402

Other derivative contracts	13,090	852	86

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2009

Direct credit substitutes	3,121	2,987	1,785
Transaction-related contingencies	550	289	155
Trade-related contingencies	9,451	2,465	1,466
Forward asset purchases	36	36	36
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	29,069	16,447	7,720
- unconditionally cancellable	158,817	53,514	15,036
	201,044	75,738	26,198

Exchange rate contracts:
Spot and forward foreign exchange	334,133	5,573	689
Other exchange rate contracts	51,624	1,644	489
	385,757	7,217	1,178

Interest rate contracts:
Interest rate swaps	230,376	2,640	413
Other interest rate contracts	143	__	__
	230,519	2,640	413

Other derivative contracts	7,002	474	92

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which came into effect on 1 January 2007.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as apply to customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2010			At 30 June 2009			At 31 December 2009
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	178,553	140	94,461	161,346	1,683	60,966	163,354	1,160	66,554
Exchange rate contracts	641,169	134	-	544,640	70	-	473,989	89	-
Other derivative contracts	15,394	-	-	16,728	-	-	11,385	-	-
	835,116	274	94,461	722,714	1,753	60,966	648,728	1,249	66,554

Derivative assets:
Interest rate contracts	1,650	-	302	1,780	29	724	1,552	17	391
Exchange rate contracts	2,260	-	-	2,132	-	-	2,636	1	-
Other derivative contracts	433	-	-	262	-	-	453	-	-
	4,343	-	302	4,174	29	724	4,641	18	391

Derivative liabilities:
Interest rate contracts	1,687	11	1,147	1,841	23	606	1,623	13	670
Exchange rate contracts	2,405	2	-	1,940	-	-	938	-	-
Other derivative contracts	264	-	-	4,368	-	-	1,007	-	-
	4,356	13	1,147	8,149	23	606	3,568	13	670

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Statutory accounts and accounting policies

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2009 ('2009 accounts'), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2010.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

The news release has been prepared on a basis consistent with the accounting policies adopted in the 2009 accounts except for the following:

Following the adoption of the amendments to HKAS 17 'Leases', the group has reclassified interests in leasehold land held under long leases from operating leases to finance leases. Before the amendment, these leases were recorded at historical cost and amortised over the term of the lease.  With these leases reclassified as finance leases, they are carried at valuation and included under 'Premises, plant and equipment', with the difference between the amortised cost and valuation recognised in the premises revaluation reserve. The corresponding prior-year comparatives have been adjusted accordingly.

The major lines of the financial statements that have been affected are as follows:

Figures in HK$m	As reported	Adjustment	Restated

Half-year ended 30 June 2009
Profit for the period	6,451	(25)	6,426
Total comprehensive income	9,467	227	9,694

As at 31 December 2009
Premises, plant and equipment	7,178	5,236	12,414
Premises revaluation reserve	3,994	3,891	7,885
Retained profits	37,719	33	37,752

Certain key ratios for comparative periods have also been restated to conform with the current period presentation.

2. Comparative figures

As a result of the adoption of the amendments to HKAS 17 'Leases', certain comparative figures have been adjusted to conform with the current period's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2010.

3. Property revaluation

The group's premises and investment properties were revalued at 30 June 2010 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$691 million, of which HK$690 million was credited to premises revaluation reserve and HK$1 million was credited to the income statement. Revaluation gains of HK$152 million on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$114 million and HK$25 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

4. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. The net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 30 June 2010, the US dollar (US$), Chinese renminbi (RMB), Euro (EUR), Pound Sterling (GBP), Swiss Franc (CHF), Australian dollar (AUD) and Gold (GOL) were the currencies in which the group had non-structural foreign currency positions that were not less than 10 per cent of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10 percent of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	EUR	GBP	CHF	AUD	GOL

At 30 June 2010

Non-structural position
Spot assets	230,684	52,221	8,852	8,183	248	20,071	525
Spot liabilities	(152,310)	(52,694)	(9,647)	(10,167)	(684)	(31,777)	(2,495)
Forward purchases	236,686	42,463	6,483	6,367	681	16,747	2,854
Forward sales	(315,026)	(42,216)	(5,826)	(4,447)	(208)	(5,096)	(851)
Net option position	(68)	__	70	4	__	92	__
Net long/(short)
non-structural position	(34)	(226)	(68)	(60)	37	37	33

Structural positions	286	18,144	__	__	__	__	__

Figures in HK$m	US$	RMB	EUR	GBP	CHF	AUD	GOL

At 30 June 2009

Non-structural position
Spot assets	220,606	36,442	12,096	9,191	75	18,410	490
Spot liabilities	(189,501)	(36,031)	(8,907)	(8,120)	(409)	(23,092)	(2,125)
Forward purchases	227,596	27,145	8,362	4,081	513	9,354	2,210
Forward sales	(251,599)	(27,633)	(11,504)	(5,210)	(162)	(4,692)	(567)
Net option position	2	__	(40)	31	__	(4)	__
Net long/(short)
non-structural position	7,104	(77)	7	(27)	17	(24)	8

Structural positions	285	13,589	__	__	__	__	__

At 31 December 2009

Non-structural position
Spot assets	214,379	41,638	12,558	9,980	85	20,619	816
Spot liabilities	(164,511)	(41,564)	(9,427)	(9,163)	(552)	(28,370)	(2,387)
Forward purchases	169,349	29,483	6,885	2,215	832	14,293	2,430
Forward sales	(219,453)	(29,603)	(10,103)	(2,995)	(371)	(6,532)	(851)
Net option position	(4)	__	(1)	__	2	7	__
Net long/(short)
non-structural position	(240)	(46)	(88)	37	(4)	17	8

Structural positions	285	14,550	__	__	__	__	__

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Tuesday, 17 August 2010, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 16 August 2010. The second interim dividend will be payable on Wednesday, 1 September 2010 to shareholders whose names appear on the register of shareholders of the bank on Tuesday 17 August 2010. Shares of the bank will be traded ex-dividend as from Friday, 13 August 2010.

7. Proposed timetable for the remaining 2010 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	1 November 2010	28 February 2011
Book close and record date	16 November 2010	15 March 2011
Payment date	1 December 2010	30 March 2011

8. Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority and has fully complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2010.

The Audit Committee of the bank has reviewed the results for the six months ended 30 June 2010.

9. Board of Directors

At 2 August 2010, the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*,  Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Iain J Mackay#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang* and Mr Peter T S Wong#.

*   Independent non-executive Directors

#   Non-executive Directors

10. News release

This news release is available from the bank's website www.hangseng.com.

The Interim Report 2010, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release. Printed copies of the Interim Report 2010 will be sent to shareholders in late August 2010.

Media enquiries to:

Walter Cheung	Telephone: (852) 2198 4020
Queenie Yip	Telephone: (852) 2198 4227

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 02 August 2010